07026658

# CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

SEC MAIL PROCESSING SECTION RECEIVED SEP 06 2007 WASH. D.C. 182

SUPPL

;ust 28, 2007

urities and Exchange Commission
F Street North East
ıington, D.C. 20549

**Compliance with Rule 12g3-2(b) Exemption**
**CV Technologies Inc. – File No. 82-35059**

sed please find attached a copy of a News Release that has been electronically filed with the Canadian ties regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR).

EDAR

| Date of Filing | Document | Document Dated |
|---|---|---|
| August 27, 2007 | News Release – CV Technologies Appoints New Director<br>Sedar Filing Confirmation attached. | August 27, 2007 |

ıcknowledge receipt of our submission by returning the additional copy of our covering letter.
ır convenience we have attached a self-addressed stamped envelope. If you have any questions please do itate to contact me.

ely,

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

ane Tulloch
tor, Investor Relations
Corporate Secretary
Technologies Inc.
ct Line: (780) 577-3724

losure

9411 – 20th Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com

Proudly Canadian

cbp CERTIFIED ChemBioPrint

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.



NEWS RELEASE

# CV TECHNOLOGIES APPOINTS NEW DIRECTOR

For Immediate Release

**EDMONTON, AB (Aug. 27, 2007) CV Technologies Inc. (TSX:CVQ)** is pleased to announce that Maurice (Ted) Bilyea of Toronto has accepted an invitation to join its Board of Directors. Mr. Bilyea's appointment is effective today. This appointment fills a vacancy and brings the Board complement to eight Directors.

Mr. Bilyea was formerly Executive Vice-President of Maple Leaf Foods Inc. and, prior to that, President of Maple Leaf Foods International. He holds a B.A. (Hons.) and an M.A. in International Relations from York University in Ontario. Mr. Bilyea is the Deputy Chair of the Science Advisory Board of Agriculture and Agri-food Canada and was Co-Chair of the Canadian Agri-food Marketing Council which advised the federal Ministers of Agriculture and Trade.

"We are delighted to welcome Mr. Bilyea to our Board," said Gordon Tallman, Chairman of the Board of Directors of CV Technologies. "His domestic as well as international business expertise along with his extensive consumer products industry knowledge gleaned in over 35 years working in the industry will be a valuable resource as we develop and execute our new business plan."

## ABOUT CV TECHNOLOGIES INC.

CV Technologies is a global leader in the development and commercialization of naturally derived, evidence-based, natural therapeutics for disease prevention and health maintenance. Its lead product - COLD-fX® – approved by Health Canada, prevents and relieves cold and flu infections by strengthening the immune system. It is Canada's #1 selling cold and flu remedy (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 weeks ending June 9, 2007).

**MEDIA CONTACT:**

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

**INVESTOR CONTACT:**

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

*This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release. Potential risks and uncertainties include, without limitation, those associated with product development, future revenues and profitability related to the development and execution of the Company's new business plan. For a more in-depth account of risks and uncertainties, please refer to documents filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.*

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

# GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: August 28, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 06 2007
WASH., D.C.
182

## CONFIRMATION OF SEDAR FILING

| | |
|---|---|
| PROJECT NO. | 1148219 |
| FILING TYPE | News releases |
| ISSUER NAME | CV Technologies Inc. |
| RECIPIENT AGENCIES | BC Securities Commission<br>AB Securities Commission<br>ON Securities Commission |
| DOCUMENT TYPE | News release |
| FEES PAID | N/A |
| DATE FILED | August 27,2007 |

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

END